August 28, 2025

Shawn Matthews
Chief Executive Officer
HCM II Acquisition Corp.
100 First Stamford Place, Suite 330
Stamford, CT 06902

Simon Irish
Chief Executive Officer
Terrestrial Energy Inc.
9319 Robert D. Snyder Rd.
Charlotte, NC 28223

       Re: HCM II Acquisition Corp.
           Registration Statement on Form S-4
           Filed on August 15, 2025
           File No. 333-288735
Dear Shawn Matthews and Simon Irish:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 30, 2025 letter.

Amendment No. 1 to Form S-4 filed on August 15, 2025
General

1. We note your response to prior comment 1. Please revise your disclosure to additionally include the maximum number of shares issuable to Mr.
Matthews
       pursuant to the contingent value right, without assuming a No Pricing Event, or otherwise. Refer to Items 1603(a)(6), 1604(a)(3), and 1604(b)(4) of
Regulation S-K.
 August 28, 2025
Page 2

2.     We note that your disclosure regarding the DOE   s Advanced Reactor
Program
       includes references to    fast-track commercial licensing activities,
          commercialization pathway,    and    leveraging the program   s
fast-track approach to
       advance the licensing and deployment    of your IMSR technology. We
further note
       that the DOE   s press release announcing the pilot program on June 18,
2025, refers to
       testing, research, and development, toward ensuring at least three reactors achieve
       criticality by July 4, 2026, and does    not demonstrate reactors for
commercial
       suitability,    consistent with the related Executive Order. Please
revise your disclosure
       to more clearly discuss the purpose and scope of the pilot program in light of the foregoing, including clarification of its relation to commercial licensing and commercialization. Please also discuss your plans to achieve criticality of the IMSR technology by the target date.
The Business Combination Proposal
Interests of Certain HCM II Persons in the Business Combination, page 147

3. Please reinstate the language that appears to have been inadvertently deleted at the bottom of page 148.
Unaudited Pro Forma Condensed Combined Financial Information
Other Agreements, page 212

4. We note your disclosure in footnote (2) of the Equity Capitalization Summary table indicates that you assumed full exercise of the Terrestrial Call Options, however, you state in footnote (3) that you assumed no repurchases pursuant to the Terrestrial Call
       Options. Please revise to resolve this inconsistency here and throughout the filing.
Beneficial Ownership of Securities, page 299

5. We note your response to prior comment 10. Please revise the disclosure preceding the table to clearly state that post-business combination ownership does not reflect the exercise or conversion of any securities, including those that may become exercisable or convertible upon completion of the business combination or within 60 days thereof.
       In addition, we reissue our comment in relation to Note 3, which continues to refer to any pecuniary interest that Mr. Matthews "may have;" please revise to disclose that he has an economic interest in 2,950,000, or approximately 51.3%, of the Founder Shares held by the Sponsor.
Certain Relationships and Related Person Transactions, page 303

6.     Please revise to update the disclosure in this section.
Terrestrial Energy Inc
Condensed Consolidated Financial Statements, page F-44

7. Please revise to present the exchangeable common and preferred shares in separate line items on the face of financial statements.
 August 28, 2025
Page 3
Exchangeable Shares, page F-59

8. Your response to prior comment 11 stated that Exchangeable Shareholders have rights
       only to the Terrestrial Energy Inc.   s common and preferred stock and
do not have any
       voting, control or economic rights to ExchangeCo through the Exchangeable Shares.
       Please confirm that Exchangeable Shareholders do not have economic interests in
       ExchangeCo through their ownerships of Exchangeable shares and revise your disclosure to clarify that throughout the filing.

       Please contact Eiko Yaoita Pyles at 202-551-3587 or Hugh West at 202-551-3872 if
you have questions regarding comments on the financial statements and related matters. Please contact Sarah Sidwell at 202-551-4733 or Jennifer Angelini at 202-551-3047
with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing
cc:   Kevin Manz
      Eliot Robinson